EXHIBIT 12

THE BANK OF NEW YORK COMPANY, INC.

Ratios of Earnings to Fixed Charges

(Dollars in millions)

For The Years Ended December 31,	2004		2003		2002		2001		2000
EARNINGS
Income Before Income Taxes	$2,199		$1,762		$1,372		$2,058		$2,251
Fixed Charges, Excluding Interest on Deposits	326		266		342		602		647

Income Before Income Taxes and Fixed Charges, Excluding Interest on Deposits	2,525		2,028		1,714		2,660		2,898
Interest on Deposits	548		507		644		1,392		2,011

Income Before Income Taxes and Fixed Charges, Including Interest on Deposits	$3,073		$2,535		$2,358		$4,052		$4,909

FIXED CHARGES
Interest Expense, Excluding Interest on Deposits	$260		$214		$298		$547		$609
One-Third Net Rental Expense*	66		52		44		55		38

Total Fixed Charges, Excluding Interest on Deposits	326		266		342		602		647
Interest on Deposits	548		507		644		1,392		2,011

Total Fixed Charges, Including Interest on Deposits	$874		$773		$986		$1,994		$2,658

EARNINGS TO FIXED CHARGES RATIOS
Excluding Interest on Deposits	7.75	x	7.62	x	5.01	x	4.42	x	4.48	x
Including Interest on Deposits	3.52		3.28		2.39		2.03		1.85

*	The proportion deemed representative of the interest factor.